Tivic Health Systems, Inc.

25821 Industrial Blvd., Suite 100

Hayward, CA 94545

(888) 276-6888

January 25, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Tivic Health Systems, Inc.
Registration Statement on Form S-1, as amended
File No. 333-268010

WITHDRAWAL OF REQUEST FOR ACCELERATION—REGISTRATION STATEMENT ON FORM S-1, AS AMENDED (FILE NO. 333-268010)

Ladies and Gentleman:

Reference is made to our letter, filed as correspondence via EDGAR on January 24, 2023, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Wednesday, January 25, 2023 at 5:00 p.m., Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time, and we hereby formally withdraw our request for acceleration of the effective date.

Should you have any questions regarding this request for withdrawal, please contact Christopher Tinen of Procopio, Cory, Hargreaves & Savitch LLP by telephone at (858) 720-6320.

Very Truly Yours,

Tivic Health Systems, Inc.

By:	/s/ Jennifer Ernst
Name: Jennifer Ernst
Title: Chief Executive Officer